# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AMERICOLD REALTY TRUST, CIK 0001455863
CUSIP: 03064D108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 10 Glenlake Parkway, South Tower, Suite 600, Atlanta, Georgia (GA), 30328
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001284812-21-000078
Filed by CIK 0001284812

## Reporting persons
- COHEN & STEERS, INC.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 21,289,546; shared voting power 0; sole dispositive power 29,410,338; shared dispositive power 0; aggregate amount beneficially owned 29,410,338 (10.4% of the class)
- COHEN & STEERS CAPITAL MANAGEMENT INC: type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 21,220,440; shared voting power 0; sole dispositive power 29,257,644; shared dispositive power 0; aggregate amount beneficially owned 29,257,644 (10.3% of the class)
- Cohen & Steers UK Ltd: type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 35,327; shared voting power 0; sole dispositive power 118,915; shared dispositive power 0; aggregate amount beneficially owned 118,915 (0% of the class)
- Cohen & Steers Asia LTD: type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Cohen & Steers Ireland Limited: type of reporting person: corporation (CO), non-U.S. institution (FI); citizenship or place of organization: Ireland (L2); does not affirm membership in a group (box b); sole voting power 33,779; shared voting power 0; sole dispositive power 33,779; shared dispositive power 0; aggregate amount beneficially owned 33,779 (0% of the class)

## Item 1. Issuer
Name of issuer: AMERICOLD REALTY TRUST
Address of issuer's principal executive offices: 10 Glenlake Parkway, South Tower, Suite 600, Atlanta, GEORGIA, 30328.

## Item 2. Person Filing
Name of person filing:
Cohen & Steers, Inc.
Cohen & Steers Capital Management, Inc.
Cohen & Steers UK Ltd
Cohen & Steers Asia Ltd
Cohen & Steers Ireland Ltd
Address of principal business office or, if none, residence:
The principal address for Cohen & Steers, Inc.
and Cohen & Steers Capital Management, Inc. is:
1166 Avenue of the Americas, 30th Floor
New York, NY 10036

The principal address for Cohen & Steers UK Ltd. is:
The Burlian, 2nd floor,
3 Dering Street, London W1S 1AA
United Kingdom

The principal address for Cohen & Steers Asia Ltd. is:
1201-02 Champion Tower
Three Garden Road
Central, Hong Kong

The principal address for Cohen & Steers Ireland Ltd. is:
77 Sir John Rogerson's Quay
Block C, Grand Canal Docklands
Dublin 2, D02 VK60
Citizenship:
Cohen & Steers, Inc: Delaware corporation
Cohen & Steers Capital Management, Inc: New York corporation
Cohen & Steers UK Ltd: United Kingdom Private Limited Company
Cohen & Steers Asia Ltd: Asia Private Limited Company
Cohen & Steers Ireland Ltd: Ireland Private Limited Company

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC), non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Corporation

## Item 4. Ownership
Amount beneficially owned: See row 9 in COHEN & STEERS, INC.
Percent of class: See row 11 in COHEN & STEERS, INC.
Sole power to vote or to direct the vote: See row 5 in COHEN & STEERS, INC.
Shared power to vote or to direct the vote: See row 6 in COHEN & STEERS, INC.
Sole power to dispose or to direct the disposition: See row 7 in COHEN & STEERS, INC.
Shared power to dispose or to direct the disposition: See row 8 in COHEN & STEERS, INC.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Each of Cohen & Steers Capital Management, Inc., Cohen & Steers UK Ltd., Cohen & Steers Asia Ltd. and Cohen & Steers Ireland Ltd. holds the securities of the Issuer to which this statement relates for the benefit of their respective account holders. Such account holders have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities of the Issuer that are held on their behalf.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Cohen & Steers, Inc. holds a 100% interest in Cohen & Steers Capital Management, Inc., Cohen & Steers UK Ltd., Cohen & Steers Asia Ltd. (investment advisors registered under Section 203 of the Investment Advisers Act) and Cohen & Steers Ireland Ltd. (a non-US institution).

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Non US Institution is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Exhibits
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below, I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Cohen & Steers Ireland Ltd is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution. I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D. I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D filed by Cohen & Steers Ireland Ltd.

## Signatures
- COHEN & STEERS, INC.: /s/ Frank Poli, Frank Poli, EVP, General Counsel & Global CCO (01/07/2025)
- COHEN & STEERS CAPITAL MANAGEMENT INC: /s/ Frank Poli, Frank Poli, EVP, General Counsel & Global CCO (01/07/2025)
- Cohen & Steers UK Ltd: /s/ Natalie Okorie, Natalie Okorie, VP, Compliance Officer (01/07/2025)
- Cohen & Steers Asia LTD: /s/ Catherine Cheng, Catherine Cheng, VP, Compliance Officer (01/07/2025)
- Cohen & Steers Ireland Limited: /s/ Alan Cooper, Alan Cooper, VP, Compliance Officer (01/07/2025)